Exhibit 99.1

Osvaldo Solar - CFO
Patricio Garreton - Head of IR
Tel: (56 2) 2476 5644
conchaytoro-ir@conchaytoro.cl
www.conchaytoro.com

VIÑA CONCHA Y TORO REPORTS

SECOND QUARTER 2015 RESULTS

Santiago, Chile, August 28th, 2015 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the second quarter 2015 ended June 30th, 2015. US dollar figures (US$), except export figures, are based on the exchange rate effective June 30th, 2015 (US$1.00 = Ch$ 639.04).

Highlights 2Q2015 vs 2Q2014

•	Total sales increased by 10.3% to Ch$ 157,610 million in the quarter.
•	Total volume increased 6.4%. The “Wine” Operating Segment contributed with a 6.1% growth, while the “Others” Operating Segment contributed with an 11.0% increase during this quarter.
•	Regarding the “Wine” Operating Segment, stands out:
o	Export Markets increasing 6.0% in value totaling Ch$105,426 million, driven by a 7.1% of higher volumes.
o	Chilean Domestic Market growing 5.1% and 5.4% in value and volume, respectively.
o	Consolidated sales in Argentinean Markets increasing 15.1% in value, explained by higher sales in Domestic Market totaling Ch$1,418 million (+100.1%).
o	Consolidated sales in US markets totaling Ch$15,655 million representing a growth of 27.4% in value and 5.9% in volume.
•	Net income totaled Ch$10,010 million, representing an increase of 8.6% during the quarter.
•	Operating Income plus depreciation and amortization increased 13.6% to Ch$21,751 million, the figure over sales reached 13.8%

Summary

In the second quarter of 2015, net sales increased by 10.3% totaling Ch$157,610 million, in comparison to the Ch$142,857 totaled in 2014. The increase in sales is explained by higher sales in the “Wine” Operating Segment as well as the “Others” Operating Segment. Both segments contributed 9.0% and 30.1% in value respectively.

The “Wine” Operating Segment registered growths in most relevant markets. The increase of 8.2% in value in the second quarter was driven by higher sales in Exports Markets of 6.0% in value boosted by an increase of 7.1% in volume and higher sales in Chilean Domestic Markets of 5.1% and 5.4% in value and volume, respectively.

In terms of exchange rates, the 2Q15 registered mixed performances among the currencies that the Company trades. Contrasting the trend saw in 2014, the impact of the depreciation of the Chilean peso against U.S. dollar was partially offset by the depreciation of the Sterling Pound, Euro, Canadian dollar, Brazilian Real, Argentinean peso, Mexican peso, Norway and Sweden crowns against the U.S. dollar. During the quarter the Chilean peso appreciated against Euro (10.1%); Brazilian Real (19%); Norway crown (13.9%); Sweden crown (12.5%); Mexican Peso (5.4%) and Canadian Dollar (1.2%). Considering that these currencies approximately gathered 24% of total sales, the mentioned appreciation had a negative impact over the performance of this quarter. In different trend, the Chilean peso depreciated 11.5% against U.S. dollar and 1.5% against the Sterling Pound. Considering both effects, the exchange rate had a slightly positive impact over the net sales.

In accordance to the exchange rate volatility registered in the second quarter, the average sales price in US dollar for Export Market (from Chile) registered a drop of 10.3%. Sales in Export Markets have an important exposure to the Sterling Pound, Euro, Brazilian Real, Norway and Sweden Crown, Mexican Peso and Canadian Dollar; currencies that depreciated against U.S. dollar during the 2Q15.

Fetzer’s total wine sales to third parties (excluding shipments to distribution subsidiaries) in Chilean pesos increased 27.4% during the second quarter of 2015, driven by higher commercialized volumes and a higher average sales price. Sales in US dollars registered an increase of 14.2% in comparison to 2Q14.

In the quarter, Argentinean total wine sales to third parties (excluding shipments to distribution subsidiaries) increased 15.1% in value and registered flat volumes. The rise in sales was mainly driven by a better mix of sales and a higher average sales price in US dollar.

In the quarter, the operating income plus depreciation and amortization totaled Ch$21,751 million, representing an increase of 13.6% in comparison to the same period of 2014. The result is explained by higher commercialized volumes; premiumization in the mix of sales and a slightly positive effect from currency fluctuations. In the second quarter, the Chilean peso depreciated against the US dollar by 11.5% and Sterling Pound by 1.5%. In opposite trend, the Chilean peso appreciated against Euro by 10.1%; Brazilian Real by 19.0%; Norway Crowns by 13.9%, Sweden Crowns by 12.5%; Mexican Peso by 5.4% and Canadian Dollar by 1.2%. As a resultant, the figure of the operating income plus depreciation and amortization over sales reached 13.8% in the second quarter of 2015, representing an improvement of 40bp in comparison to the 2Q14.

In this quarter, the net income attributable to owners of the company increased 8.6% to Ch$10,010 million.

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Second Quarter 2015 Results

1.	Consolidated Sales

Consolidated sales increased 10.3% totaling Ch$157,610 million in the second quarter. Preceded by a weak first quarter, sales recovered dynamism driven by growth in key markets for Viña Concha y Toro.

Table 1

Total Sales

			Change			Change
Total Sales (*) (in Ch$ million)	2Q15	2Q14	(%)	6M 2015	6M 2014	(%)
Chile Domestic Market - wine	16,493	15,692	5.1%	28,811	27,060	6.5%
Export markets (1)	105,426	99,446	6.0%	181,334	173,573	4.5%
Argentina Domestic	1,418	709	100.1%	2,505	1,518	65.1%
Argentina Exports (2)	4,621	4,537	1.9%	8,550	8,188	4.4%
U.S.A. Domestic	14,086	10,976	28.3%	24,712	22,886	8.0%
U.S.A. Exports (2)	1,569	1,309	19.8%	2,402	2,754	-12.8%
Total Wine Operating Segment	143,613	132,669	8.2%	248,314	235,980	5.2%
Chile Domestic Market - new business	12,043	9,259	30.1%	22,099	19,572	12.9%
Other Revenues	1,954	929	110.3%	3,509	1,649	112.8%
Total Other Operating Segment	13,997	10,188	37.4%	25,608	21,221	20.7%
Consolidated Sales	157,610	142,857	10.3%	273,922	257,201	6.5%

			Change			Change
Total Volume (*) (thousand liters)	2Q15	2Q14	(%)	6M 2015	6M 2014	(%)
Chile Domestic Market - wine	18,037	17,105	5.4%	30,530	28,947	5.5%
Export markets (1)	54,604	50,995	7.1%	92,724	90,424	2.5%
Argentina Domestic	1,138	704	61.7%	2,229	1,764	26.3%
Argentina Exports (2)	2,430	2,852	-14.8%	4,452	5,031	-11.5%
U.S.A. Domestic	4,274	3,977	7.5%	7,641	8,490	-10.0%
U.S.A. Exports (2)	415	452	-8.1%	703	906	-22.5%
Total Wine Operating Segment	80,899	76,084	6.3%	138,278	135,564	2.0%
Chile Domestic Market - New Business	5,336	4,809	11.0%	11,211	10,996	2.0%
Total Other Operating Segment	5,336	4,809	11.0%	11,211	10,996	2.0%
Consolidated Volume	86,234	80,893	6.6%	149,490	146,560	2.0%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	914.4	917.4	-0.3%	943.7	935.2	0.9%
Export Markets	US$	3.19	3.56	-10.3%	3.22	3.53	-8.8%
Argentina Domestic	US$	2.07	1.93	7.3%	1.96	2.00	-1.9%
Argentina Exports	US$	3.34	3.15	5.9%	3.25	3.18	2.0%
U.S.A. Domestic	US$	5.52	5.01	10.2%	5.41	5.09	6.4%
U.S.A. Exports	US$	6.08	5.23	16.4%	5.49	5.49	0.0%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

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1.1.	Consolidated Sales in “Wine” Operating Segment

Consolidated Sales that come from the “Wine” Operating Segment increased 8.2% in the second quarter of 2015 explained by higher commercialized volumes, a premiumization of sales and a slightly positive effect derived from exchange rate fluctuations.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 6.0% to Ch$105,426 million as compared to Ch$99,446 million in 2Q2015. The increase in sales was driven by higher commercialized volumes during the quarter. In addition, Export Sales were beneficiated by a slightly positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (11.5%) and Sterling pound (1.5%) that was partially offset by the appreciation of Chilean peso against the Brazilian Real (19.0%), Euro (10.1%), Norway (13.9%) and Sweden (12.5%) crowns, Mexican peso (5.4%) and Canadian dollar (1.2%).

Consolidated export sales (including exports from Chile, Argentina, Fetzer and sales of Distribution Subsidiaries) increased 6.0% to Ch$111,616 million and 5.8% to 6.4 million nine liter cases, in value and volume respectively, during the second quarter of 2015.

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

2nd Quarter 2015

In accordance to the commercialized volume in export regions, Africa and South America registered increases of 75% and 21%, respectively. At a lower rate, Central America & Caribbean region registered an increase of 6.9%; Asia 2.5%; Canada 1.3%; Europe 0.3% and USA 0.3%.

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1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 5.1% in value totaling Ch$16,493 million, similar trend in terms of volume, where sales registered an increase of 5.4%, totaling 2.0 million nine liter cases. The average sale price dropped 0.3% in the 2Q2015.

The increase in value reflects higher sales in value in the Premium segment (8.7%) as well in Non-Premium segment (3.9%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 12.7% and 5.0%, respectively. Premium (and above) categories represented 6.2% of the domestic volume and 25.2% of the domestic sales in pesos.

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 15.1% to Ch$6,040 million as a resultant of a change in the mix of sales, higher commercialized volumes in domestic market (61.7%) and a drop in volumes in export market (14.8%).

In the second quarter, export sales totaled 270 thousand of nine liter cases. Regarding the domestic market, the 2Q2015 registered an increase in total volume sales totaling 126 thousand of nine liter cases.

1.1.4.	U.S.A (Fetzer)

In the second quarter of 2015, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 27.4% totaling Ch$15,655 million, driven by a higher sales in domestic market of 28.3% and higher sales in export markets of 19.8%, both increasing in terms of value.

In terms of volume, Fetzer’s sales rose 5.9% totaling 521 thousand of nine liters cases in the second quarter. The growth is explained by higher sales in domestic market of 7.5% and a drop in export market of 7.5%.

The average sales price in the domestic market reached US$5.52 per liter, representing an increase of 10.2% in line with the positioning that has been implementing in premium categories. The average sales price in Export Market also registered an increment of 16.4% totaling US$6.08 per liter.

1.2.	Consolidated Sales in “Others” Operating Segment

Consolidated Sales that come from the Others Operating Segment increased 37.4% in the second quarter of 2015 driven by the growth registered in the distribution of spirits, beers, energy drinks and mineral water.

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1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 30.1% totaling Ch$12,043 million in terms of value and 11.0% totaling 5.3 million liters in terms of volume. The mentioned increase is explained by higher sales in Diageo’s portfolio (46.2% in value); beers category (9.3% in value) and energy drink category (25.2% in value).

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 110.3% to Ch$1,954 million, in comparison to the 2Q2014.

2.	Cost of Sales

In the quarter, the total cost of sales increased 10.3% to Ch$99,501 million (US$155,705 million) from Ch$90,201 million (US$141,152 million) in 2Q2015. The cost of sales as a percentage of total sales remained flat in 63.1%. In same line, the gross margin reached 36.9% as percentage over sales.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 9.4% to Ch$41,830 million (US$65.5 million) in 2Q15 compared to Ch$38,239 million (US$59.8 million) in 2Q14. As a percentage of sales, SG&A reached 26.5%, representing an improvement of 23bp during the quarter.

4.	Operating Income

In the second quarter the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) increased 12.9% to Ch$16,279 million in comparison to Ch$14,416 million in 2Q2014. The operating margin as a percentage of sales improved 10.3% from 10.1% in 2Q2014. The increase is driven by the effects mentioned above, mainly explained by higher commercialized volumes; premiumization of sales and a slightly positive effect from exchange rate fluctuations.

5.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$1,815 million in similar level that the loss obtained in 2Q14 which totaled Ch$1,899 million.

Financial expenses registered an increase of 2.8% totaling Ch$2,380 million in the quarter, in comparison to the Ch$2,317 million obtained during the same period of 2014.

As of June 30th, 2015, Net Financial Debt1 amounted to Ch$239,711 million, representing an increase of Ch$4,828 million as compared to the Net Financial Debt as of June 30th, 2014.

6.	Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company increased 8.6%, totaling Ch$10,010 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$13.4 per share in comparison to Ch$12.3 registered during the 2Q14.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Six Months 2015 Results

1.	Consolidated Sales

Consolidated sales increased 6.5% totaling Ch$273,922 million in the first half of 2015, as a resultant of increases in most markets, highlighting the increase in Export Market from Chile, Chilean Domestic Market and New Business.

1.1.	Consolidated Sales in “Wine” Operating Segment

Consolidated Sales that come from the Wine Operating Segment increased 5.2% in the first six months of 2015 explained by higher commercialized volumes, a premiumization of sales and a slightly positive effect derived from exchange rate fluctuations.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 4.5% to Ch$181,334 million as compared to Ch$173,573 million in 2015. The increase in sales was driven by higher commercialized volumes during the period. In addition, Export Sales were beneficiated by a slightly positive effect that came from the exchange rate due to the depreciation of the Chilean peso against U.S. dollar (12.3%) and Sterling pound (2.5%) that was partially offset by the appreciation of Chilean peso against the Brazilian Real (13.1%), Euro (8.6%), Norway (12.5%) and Sweden (12.4%) crowns, Mexican peso (2.6%) and Canadian dollar (0.3%).

Consolidated export sales (including exports from Chile, Argentina, Fetzer and sales of Distribution Subsidiaries) increased 4.2% to Ch$192,286 million and 1.6% to 10.9 million nine liter cases, in value and volume respectively, during the first half of 2015.

Graph 2

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Six Months 2015

In accordance to the commercialized volume in export regions, Africa and South America registered increases of 39% and 13%, respectively. At a lower rate, Central America & Caribbean region registered an increase of 3.2%; Europe 0.9% and USA 0.2%. In opposite trend Asia region registered a drop of 6.7% and Canada 2.8%.

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1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 6.1% in value totaling Ch$28,811 million, similar trend in terms of volume, where sales registered an increase of 5.5%, totaling 3.4 million nine liter cases. The average sale price registered a slightly increase of 0.9% in the 1S2015.

The increase in value reflects higher sales in the Premium segment (16.0%) as well in Non-Premium segment (3.3%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 19.2% and 4.7%, respectively. Premium (and above) categories represented 7.0% of the domestic volume and 27.6% of the domestic sales in pesos.

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 13.9% to Ch$111,055 million as a resultant of a change in the mix of sales, higher commercialized volumes in domestic market (26.3%) and a drop in volumes in export market (11.5%).

In the first six months of 2015, export sales totaled 495 thousand of nine liter cases. Regarding the domestic market, the 1S2015 registered an increase in commercialized volume totaling 248 thousand of nine liter cases.

1.1.4.	U.S.A (Fetzer)

During the first half of 2015, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 5.7% totaling Ch$27,144 million, as a resultant of a combined effect of higher sales in the domestic market and a decrease in export sales. Sales in value in Ch$ terms were benefited by the depreciation of the Chilean peso against de US dollar.

In terms of volume, Fetzer’s sales dropped 11.2% totaling 927 thousand of nine liters cases during the period. The important drop registered in the first quarter was partially offset by the higher sales in the second quarter but Fetzer is still below than the previous year.

The average sales price in the domestic market reached US$5.41 per liter, representing an increase of 6.4% in line with the positioning that has been implementing in premium categories. The average sales price in Export Market remained flat in US$5.49 per liter.

1.2.	Consolidated Sales in “Others” Operating Segment

Consolidated Sales that come from the “Others” Operating Segment increased 20.7% in the first semester of 2015 driven by the growth registered in the distribution of spirits, beers, energy drinks and mineral water.

8

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and spirits increased 12.9% totaling Ch$22.099 million in terms of value and 2.0% totaling 11.2 million liters in terms of volume. The mentioned increase is explained by higher sales in Diageo’s portfolio (12.8% in value); beers category (9.0% in value) and energy drink category (33.5% in value).

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, increased 112.8% to Ch$3,509 million, in comparison to the 1S2014.

2.	Cost of Sales

In the first six months of 2015, the total cost of sales increased 7.3% to Ch$173,321 million (US$271.2 million) from Ch$161,585 million (US$252.9 million) in 1S2015. The cost of sales as a percentage of total sales reached 63.3%. As a resultant, the gross margin registered a 36.9% as percentage over sales.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 7.4% to Ch$74,831 million (US$117.1 million) in 1S15 compared to Ch$69,669 million (US$109.0 million) in 1S14. As a percentage of sales, SG&A reached 27.3%.

4.	Operating Income

In the first half of 2015 the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) decrease 0.7% to Ch$25,770 million in comparison to Ch$25,947 million in 1S2014. The operating margin as a percentage of sales reached 9.4% in comparison to the 10.1% in 1S2014.

5.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$3,110 million, representing an increase of 38.9%, explained by a lower income from Exchange Rate Differences in comparison to the profit obtained in 1S14.

Financial expenses registered an increase of 5.4% totaling Ch$4,956 million in the semester, in comparison to the Ch$4,701 million obtained during the same period of 2014.

As of June 30th, 2015, Net Financial Debt2 amounted to Ch$239,711 million, representing an increase of Ch$4,828 million as compared to the Net Financial Debt as of June 30th, 2014.

6.	Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company decreased 11.7%, totaling Ch$15,888 million, result that is explained by the weak first quarter of 2015. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$21.3 per share in comparison to Ch$24.1 registered during the 1S14.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Balance Sheet

Assets

As of June 30th, 2015, Concha y Toro consolidated assets totaled Ch$966,383 million, representing an increase of 6.7% in comparison to June 30th, 2014, mainly due to a higher level of Cash and Cash Equivalents, Inventories and Account Receivables.

Liabilities

As of June 30th, 2015, Net Financial Debt3 amounted to Ch$239,711 million, representing an increase of Ch$4,828 million as compared to the Net Financial Debt as of June 30th, 2014.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,192 hectares of vineyards in Chile; 1,142 hectares in Argentina and 468 in the U.S (As of June 30th, 2015).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,435 employees and is headquartered in Santiago, Chile (As of December 31st, 2014).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

3 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	2Q2015	2Q2014	Change	6M 2015	6M 2014	Change
	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%
Income from ordinary activities	157,610,082	142,856,660	10.3%	273,921,992	257,200,971	6.5%
Cost of sales	(99,501,439)	(90,201,819)	10.3%	(173,320,640)	(161,585,097)	7.3%

Gross Profit	58,108,643	52,654,841	10.4%	100,601,352	95,615,874	5.2%

Other income by function	586,916	486,721	20.6%	771,631	625,749	23.3%
Distribution costs	(32,527,503)	(30,291,549)	7.4%	(57,839,824)	(55,187,163)	4.8%
Administrative expenses	(9,302,114)	(7,947,337)	17.0%	(16,991,248)	(14,482,112)	17.3%
Other expenses by function	(735,491)	(373,805)	96.8%	(945,015)	(508,363)	85.9%
Financial income	152,844	125,406	21.9%	420,671	270,127	55.7%
Financial expenses	(2,380,442)	(2,316,583)	2.8%	(4,955,653)	(4,700,708)	5.4%
Participation in income (loss) of
associates and joint-ventures recorded	406,395	378,025	7.5%	958,000	859,804	11.4%
using the equity method
Exchange differences	571,603	450,114	27.0%	1,063,060	2,404,355	-55.8%
Income/expense by adjustment units	(416,589)	(648,780)	-35.8%	(422,494)	(1,189,148)	-64.5%

Income before tax	14,464,262	12,517,053	15.6%	22,660,480	23,708,415	-4.4%
Income tax expense	(4,303,499)	(3,224,402)	33.5%	(6,542,750)	(5,545,731)	18.0%
	-29.8%	-25.8%
Net Income	10,160,763	9,292,651	9.3%	16,117,730	18,162,684	-11.3%

Net income attributable to owners of the company	10,009,773	9,215,950	8.6%	15,888,149	17,998,396	-11.7%
Net income attributable to non-controling interests	150,990	76,701	96.9%	229,581	164,288	39.7%
Operating Income plus Depreciation and Amortization	21,751,311	19,140,746	13.6%	35,754,456	35,038,834	2.0%
Gross Revenue	58,108,643	52,654,841	10.4%	100,601,352	95,615,874	5.2%
Distribution costs	(32,527,503)	(30,291,549)	7.4%	(57,839,824)	(55,187,163)	4.8%
Administrative expenses	(9,302,114)	(7,947,337)	17.0%	(16,991,248)	(14,482,112)	17.3%
Depreciation	5,204,262	4,472,602	16.4%	9,452,076	8,581,203	10.1%
Amortization	268,023	252,189	6.3%	532,100	511,032	4.1%
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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	June 30, 2015	June 30, 2014
Assets

Cash and cash equivalents	16,231,551	9,124,833
Inventories	280,617,086	271,999,462
Accounts receivable	161,085,771	146,404,840
Biological current assets	5,253,521	4,696,074
Other current assets	39,947,439	43,450,581
Total current assets	503,135,368	475,675,790

Property, plant & equipment, net	343,482,876	336,180,816
Investments accounted for using the equity method	22,101,569	17,868,523
Other non current assets	97,663,500	76,245,771
Total non current assets	463,247,945	430,295,110
Total assets	966,383,313	905,970,900

Liabilities
Other current financial liabilities	71,510,558	64,366,082
Other current liabilities	182,560,123	156,709,023
Total current liabilities	254,070,681	221,075,105

Other non-current financial liabilities	217,409,005	214,852,759
Other non current liabilities	48,473,026	40,969,419
Total non current liabilities	265,882,031	255,822,178

Total Liabilities	519,952,712	476,897,283

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	371,787,223	354,239,705
Other reserves	-10,824,437	-10,442,508
Net equity attributable to parent comp. shareholders	445,141,576	427,975,987
Non-controlling interest	1,289,025	1,097,630
Total Equity	446,430,601	429,073,617
Total liabilities and Equity	966,383,313	905,970,900
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